

07002096

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 049426

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arrowhead Investment Center, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 East Hospitality Lane
(No. and Street)

San Bernardino	**California**	**92402**
(City)	(State)	(Zip Code)

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Yahn **(909) 379-6557**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

2001 S. Barrington Ave., Ste. 303	**Los Angeles,**	**CA**	**90025**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/6

AB 3/6

OATH OR AFFIRMATION

I, _______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arrowhead Investment Center, LLC** as of **December 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

E. CORTEZ
Commission # 1556981
Notary Public - California
San Bernardino County
My Comm. Expires Mar 6, 2009

Signature

Vice President

Title

Eva M. Cortez

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arrowhead Investment Center, LLC
(A Wholly Owned Subsidiary of Arrowhead Central Credit Union)
Financial Report
December 31, 2006

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying statement of financial condition of Arrowhead Investment Center, LLC as of December 31, 2006 and the related statements of operations, membership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Los Angeles, California
February 22, 2007
accinv.la.ann.fs-cuso.06.nh

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	725,970
Commissions receivable		92,033
		818,003
Notes receivable		900,000
Fixed assets, net		39,394
Prepaid expenses and other assets		16,400
	$	1,773,797

LIABILITIES AND MEMBERSHIP CAPITAL

Current liabilities:		
Accrued expenses	$	125,895
Related party payable		69,923
Other liabilities		4,680
		200,498
Membership capital		1,573,299
	$	1,773,797

The accompanying notes are an integral part of this statement.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commission income	$ 1,677,073
Interest on notes receivable	46,818
Investment income	14,318
Other income	10,767
Total revenue	1,748,976
Expenses	
Compensation and related benefits	635,467
Commissions	643,325
Clearing and execution fees	156,095
Occupancy	150,194
Operations	62,978
Depreciation	23,679
Insurance	17,750
Marketing and promotions	12,141
Professional and outside services	26,189
Other expenses	51,322
Total expenses	1,779,140
Net loss	$ (30,164)

The accompanying notes are an integral part of this statement.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005	$ 1,603,463
Net loss	(30,164)
Balance, December 31, 2006	$ 1,573,299

The accompanying notes are an integral part of this statement.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net loss	$ (30,164)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	23,679
Decrease in commissions receivable	1,756
Increase in prepaid expenses and other assets	(7,218)
Decrease in related party payable	(44,438)
Increase in other liabilities	2,387
Increase in accrued expenses	28,767
Net cash used in operating activities	(25,231)
Cash flows from investing activities	
Maturities of investment securities	397,343
Increase in notes receivable	(900,000)
Purchases of fixed assets	(12,316)
Net cash used in investing activities	(514,973)
Decrease in cash and cash equivalents	(540,204)
Cash and cash equivalents, beginning of year	1,266,174
Cash and cash equivalents, end of year	$ 725,970

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Arrowhead Investment Center, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Arrowhead Financial Group (the Parent). Arrowhead Financial Group is a wholly owned subsidiary of Arrowhead Central Credit Union (the Credit Union). The Company was established primarily to provide brokerage services to members of Arrowhead Central Credit Union and its subsidiaries. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The business encompasses primarily transactions involving publicly traded securities, mutual funds, and annuities.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents:

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, dealer reserves, and all liquid investments with an original maturity of three months or less when purchased.

Fixed Assets:

Fixed assets include all furniture, fixtures, and equipment which are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (three to five years) of the related assets under the straight-line method.

Revenue Recognition:

The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses are recognized on a trade date basis.

Advertising:

Advertising expense is recorded as it is incurred.

Income Taxes:

Arrowhead Investment Center, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2006 are as follows

Cash on hand or in banks	$ 572,362
Money market accounts	153,608
	$ 725,970

Included in money market accounts are restricted cash of $103,608 and $50,000, respectively, held at Pershing and National Financial Services (NFS) in order to use their clearinghouse services at December 31, 2006. A minimum of balance of $100,000 and $50,000, respectively, must be maintained at all times by Pershing and NFS.

Note 3. Commissions Receivable

Commissions receivable consist of amounts owed by various brokers. Management has determined that no allowance for probable uncollectible accounts is necessary as of or for the year ended December 31, 2006.

Note 4. Notes Receivable

A promissory note was issued to the parent company, Arrowhead Financial Group, on April 3, 2006, for $900,000. The note was issued at a rate of 7.750% with a maturity date of April 3, 2007. Management has determined that no allowance for probable uncollectible accounts is necessary as of or for the year ended December 31, 2006.

Note 5. Fixed Assets

Fixed assets are summarized as of December 31, 2006 as follows:

Furniture, fixtures, and equipment	$ 51,271
Automobiles	38,904
Computer software	16,557
Computer hardware	158,351
	265,083
Accumulated depreciation	(225,689)
	$ 39,394

Note 6. Employee Benefit Plans

The company participates in Arrowhead Central Credit Union's 401(k) plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. The Company also contributes a discretionary contribution. The Company contributed $28,059 to the plan for the year ended December 31, 2006.

The Company also sponsors an unfunded deferred compensation agreement for a select group of highly compensated individuals. As of December 31, 2006, there were no employees participating in this plan.

Note 7. Related Party Transactions

The Company is charged by the parent credit union, Arrowhead Central Credit Union, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in occupancy and compensation and related benefits expenses in the statement of operations, totaled $174,430 for the year ended December 31, 2006.

As more fully described in Note 4, the Company has an outstanding note receivable to Arrowhead Financial Group. Interest income on this note receivable for the year ended December 31, 2006 was $46,818.

Note 8. Off Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds; and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 the Company had net capital and net capital requirements of $521,842 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .38 to 1.

ARROWHEAD INVESTMENT CENTER, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2006

Total membership equity from statement of financial condition		$ 1,573,299
Less non-allowable assets:		
Commissions receivable	$ 92,033	
Petty Cash	558	
Notes receivable	900,000	
Fixed assets	39,394	
Prepaid expenses and other assets	16,400	
Total non-allowable assets		1,048,385
Net capital before other deductions		524,914
Haircuts on securities: exempted securities		(3,072)
Net capital		$ 521,842
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 200,498
Computation of basic net capital requirement		
Minimum net capital required		
(Greater of $50,000 or 6 2/3% of aggregate indebtedness)		$ 50,000
Net capital in excess of minimum requirement		$ 471,842
Ratio of aggregate indebtedness to net capital		.38 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2006.

ARROWHEAD INVESTMENT CENTER, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2006

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

ARROWHEAD INVESTMENT CENTER, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2006

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

In planning and performing our audit of the financial statements of Arrowhead Investment Center, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Los Angeles, California
February 22, 2007

Arrowhead Investment Center, LLC

Auditor's Communication to the Management Committee

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen

Certified Public Accountants

February 22, 2007

To the Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

This letter is intended to inform the Management Committee about significant matters related to the conduct of the annual audit of Arrowhead Investment Center, LLC (AIC), so that it can appropriately discharge its oversight responsibility, and so that we comply with our professional responsibilities to the Management Committee.

The following summarizes various matters that must be communicated to you under auditing standards generally accepted in the United States of America.

THE AUDITOR'S RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

Our audit of the financial statements of Arrowhead Investment Center, LLC for the year ended December 31, 2006 was conducted in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error, fraudulent financial reporting, or misappropriation of assets. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute, assurance about the financial statements. We believe that our audit accomplished that objective.

SIGNIFICANT ACCOUNTING POLICIES

The Management Committee has the ultimate responsibility for the appropriateness of the accounting policies used by AIC. AIC did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period that should be brought to your attention for approval.

SIGNIFICANT OR UNUSUAL TRANSACTIONS

We did not identify any significant or unusual transactions in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the preparation of financial statements and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. Management has informed us that they used all the relevant facts available to them at the time to make the best judgments about accounting estimates, and we considered this information in the scope of our audit.

AUDIT ADJUSTMENTS

There were no audit adjustments made to the original trial balance presented to us at the beginning of our audit.

We accumulated several uncorrected misstatements, which were discussed with management, and were determined by management to be immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole. Therefore, the adjustments to correct these misstatements were not made to the consolidated financial statements. These uncorrected misstatements are summarized in the accompanying schedule.

	Entry Required to Correct Misstatements – Debit (Credit)				
	Balance Sheet			Income Statement	
Description	Assets	Liabilities	Equity	Revenue	Expenses
Record payable to ACCU for over billing		$ (7,000)	$ 7,000		$ 7,000
Increase accrual for commission income and expense	$ 53,655	(33,904)	(19,751)	$ (53,655)	33,904
Reclassify equity investments					
Cash and Cash Equivalents	3,908				
Marketable Securities	(3,908)				
	$ 53,655	$ (40,904)	$ (12,751)	$ (53,655)	$ 40,904

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED FINANCIAL STATEMENTS

We were notified that the audited financial statements were not included in any document.

DISAGREEMENTS WITH MANAGEMENT

We encountered no disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit, or significant disclosures to be included in the financial statements.

CONSULTATION WITH OTHER ACCOUNTANTS

We are not aware of any consultations management had with other accountants about accounting or auditing matters.

MAJOR ISSUES DISCUSSED WITH MANAGEMENT PRIOR TO RETENTION

No major issues were discussed with management prior to our retention to perform the aforementioned audit.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We did not encounter any difficulties in dealing with management relating to the performance of the audit.

CLOSING

This letter is intended solely for the information and use of AIC's Management Committee and management, and is not intended to be and should not be used by anyone other than the specified parties.

After you have had an opportunity to review this letter, we would be pleased to discuss the matters contained herein with you.

McGladrey & Pullen, LLP

accinv.la.ann.sas61-cuso.06.nh

Arrowhead Investment Center, LLC
Management Letter
December 31, 2006

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

To the Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

In connection with our audit of the financial statements of Arrowhead Investment Center, LLC, a wholly owned subsidiary of Arrowhead Financial Group, Inc. as of and for the year ended December 31, 2006, we identified deficiencies in internal control over financial reporting (control deficiencies) or other matters which we believe to be of value to the company.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

The comments in this communication involve noted control deficiencies not considered to be significant deficiencies or material weaknesses. These comments are matters that represent opportunities for improving or enhancing the design or operation of the internal control structure, or other matters which we believe to be of value to the company. We hope you will view our comments and recommendations as evidence of our continuing interest in the company. We also acknowledge the cooperation and courtesies extended to our audit staff during the course of the audit. We will be pleased to discuss our findings with you at any time.

This communication is intended solely for the information and use of the Management Committee and management of Arrowhead Investment Center, LLC, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Los Angeles, California
February 22, 2007
accinv.la.ann.ml-cuso.06.nh

REVISE INCOME ACCRUAL METHODOLOGY TO CONSIDER ALL OUTSTANDING TRADES

The company accrues income for outstanding trades in which the commission has not yet been received. However, this accrual considers the current month's production only. As such, any production from previous months that still has not yet settled is not considered. We recommend the company revise its accrual methodology to ensure all outstanding trades are considered.

ENSURE INCOME IS REPORTED IN PROPER PERIOD

In our review of six trades in the month of December 2006, we noted one trade reported on the production reports and reported as income which was not actually placed until January 2, 2007. As such, the amount should not have been recorded to income until January 2007. We recommend the company ensure all income is reported in the proper period in the future.

ENSURE DOCUMENTATION OF SUITABILITY REVIEWS IS MAINTAINED

In our review of six trades in the month of December 2006, we noted one trade in which the company was not able to locate the suitability review. The company subsequently recreated this review and it was reviewed by the auditor. We recommend the company ensure all trades are supported by suitability reviews in the future.

CORRECT BILLING TO ARROWHEAD CENTRAL CREDIT UNION (ACCU)

The company provided receptionist services to its parent company, ACCU, during the first half of 2006 and billed ACCU $1,400 per month for this service. However, once this service discontinued in July 2006, the monthly billing did not stop. As a result, the company overbilled ACCU approximately $7,000 for the year ended December 31, 2006. We recommend the company correct this billing.

OBTAIN FORMAL AGREEMENT FOR RENTED SPACE

The company rents space from ACCU for a monthly fee of approximately $12,500. The company was unable to provide us with any formal agreement or method of determination of this monthly fee. We recommend the company obtain a formal agreement or a cost comparison to ensure this fee is competitive.

CONTINUE EFFORTS TO CLEAR SECURITY POSITIONS AND ENSURE PROPER CLASSIFICATION

The company owns 3 equity positions (2 positive and 1 negative) in its Pershing accounts for a total balance of approximately $(3,900). The company should continue efforts to clear these amounts. Also, the amounts are currently classified as cash on the financial statements. As they represent equity investments, they should be classified as such. We recommend the company classify them correctly.

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